

Mail Stop 6010

January 29, 2008

Ms. Helena R. Santos
Chief Executive Officer and Chief Financial Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, New York 11716

      RE: Scientific Industries, Inc
              Form 10-KSB for the fiscal year ended June 30, 2007
              File No. 0-06658

Dear Ms. Santos:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2007

Item 6. Management's Discussion and Analysis of Financial Condition

1.   We note your disclosure "while the revenues related to the work in progress were reported by the Company subsequent to the acquisition, a significant portion of the gross profit was attributed to prior to acquisition." Please clarify for us how you accounted for the deferred revenue at the date of acquisition, including how you considered the guidance in EITF 01-3.

Note 2 – Acquisition, page F-11

2.   We note your reference to an independent valuation firm in regards to valuing the tangible and intangible assets acquired in the Altamira acquisition. While in future filings management may elect to take full responsibility for the valuation, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 10-QSB, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

3.   We note that the consideration for this acquisition consisted of cash payments of $442,000 and stock payments of $386,200. We also note that you are required to make contingent payments to the former shareholders of Altamira.   Please address the following:

- Tell us and revise future filings to disclose your maximum liability under the contingent payment provision and tell us what amount was accrued related to this provision on the acquisition date.
- Reconcile your net purchase price allocation of $989,000 to the consideration you paid and accrued at the acquisition date.

Note 11- Income Taxes, page F-20

4.   We note form your footnote disclosures that you recorded deferred tax liabilities of $51,400 and $27,600 as of June 30, 2007 and 2006, respectively. Please reconcile these amounts to the deferred tax liabilities represented on the face of your balance sheet of $7,600 and $3,200, respectively. Please advise or revise.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief